

March 13, 2014

Via E-mail
Mr. Robert O. Grover
Chief Executive Officer
PCS Edventures!.com, Inc.
345 Bob White Court, Suite 200
Boise, Idaho 83706

> **Re: PCS Edventures!.com, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 2, 2013**
> **File No. 000-49990**

Dear Mr. Grover:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Dependence on One or a Few Major Customers, page 14

1.   We note your disclosure regarding dependence on a few major customers. Please file your material agreements with these customers on a Form 8-K as soon as possible.

Item 9(A). Controls and Procedures, page 63

2.   Please refer to Item 307 of Regulation S-K; it requires the principal financial officer, or person performing similar functions, to disclose his or her conclusions regarding the effectiveness of your disclosure controls and procedures. We note you have only disclosed the conclusions of your principal executive officer. Please confirm you will disclose the conclusions of the principal financial officer or person performing similar functions in future filings.

Certifications

3.   The certifications made pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 that are filed as exhibits 31 and 32 should be made by the principal financial and executive officers or persons performing similar functions. We note you have only filed the certifications by the principal executive officer. Please confirm you will file the certifications required by the principal financial officer in future filings. If the same person is performing the functions of the principal executive and financial officers, then you may file only one certification under each Section of the Act but should indicate both titles. Please refer to Question 161.03 under our Compliance and Disclosure Interpretations regarding Exchange Act rules which can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at 202-551-3415; Ajay Koduri, Senior Attorney, at 202-551-3310; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director